SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

AIR FRANCE

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Air France-KLM

Activity Report for the six-month period

ended September 30, 2004

Highlights of the period

Environment and market

The half-year was marked by:

•	the continued recovery in air traffic that began last summer despite continuing geopolitical tensions;

•	a weak dollar;

•	a very sharp increase in oil prices, which led the European companies to establish fuel surcharges.

Air France-KLM

•	On May 3, 2004, Air France and KLM finalized their merger announced in September 2003. The public exchange offer on the KLM shares was widely successful, with 96.3% of KLM ordinary shares tendered in the offer.

•	On May 5, 2004, Air France was listed for trading in Amsterdam and New York.

•	On May 6, 2004, Air France was privatized with the transfer of the majority of the Air France capital to the private sector.

•	On September 15, 2004, the Air France General Shareholders’ Meeting finalized the legal structure of the group when it approved the universal transfer of the holdings of Air France to one of its subsidiaries. This subsidiary adopted the name of Air France, and Air France became a holding company known as Air France-KLM.

•	In June 2004, the group identified three priorities for the coming years:

•	to establish the initial measures designed to stimulate synergies;

•	to continue a strict cost-control policy;

•	to develop the SkyTeam alliance.

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Activity

Market and environment: oil—a new challenge

The recovery in air traffic seen in the summer of 2003 continued throughout 2004 with a 17.7% increase in international traffic (source: IATA January-September 2004). However, since the spring of 2004, the air carriers have been faced with higher oil prices, which reached historic records in October 2004. This surge in prices, which poses a new challenge for the civil aviation sector, is delaying the air sector’s return to profitability. The International Air Transport Association (IATA) reported early in November that the losses expected by the entire airline sector in 2004 could exceed USD 5 billion, down from a profit estimated at 3 billion early in the year, and after more than 30 billion in accumulated losses since 2001.

In the United States, the position of the American companies continues to deteriorate in an environment characterized by renewed fears of terrorist attacks, very sharp competition, and their difficulties in applying cost-cutting plans. Chapter 11 protection granted by the bankruptcy laws has just been used for the first time by a low-cost company (ATA) and the other carriers are looking for credit lines and labor agreements with their pilots, and continue to make lay-offs (Delta Airlines, United Airlines and Northwest).

In Asia, the very strong recovery in intra-regional traffic (+25.3%) and in Asia-Europe traffic has confirmed the good position of the companies in this region.

In Europe, the principal airlines that have come through the last few years in the black have reacted by establishing “fuel surcharges” intended to partially offset higher oil prices. Air France and KLM have applied three fuel surcharges since May 2004, as has British Airways, while Lufthansa has implemented two.

Air France-KLM: the first benefits of the merger

As the public exchange offer for KLM shares closed on May 3, 2004, the consolidated data of the Air France-KLM group are presented on the basis of a 6-month consolidation of Air France (April-September) and 5 months for KLM (May-September). The percentage variation data is based on 2003 pro forma figures.

Activity during the half-year period ended at September 30 2004 was steady in transport operations. The Air France-KLM group posted revenues of 9.60 billion euros (+9.1%), after a currency effect of 1.7%.. Despite a very sharp rise in oil prices, which raised the oil bill 26.7% to 1.25 billion euros, the group doubled its operating income before aircraft sales to 451 million euros (218 million euros at September 30, 2003) thanks to strict cost control and a weak dollar that favorably impacted expenses. The group’s pre-tax income was 458 million euros (286 million at September 30, 2003). After a tax charge of 121 million euros, net income group share was 296 million (189 million at September 30, 2003).

1. Passenger activity

The Air France-KLM group posted a very good performance over the period with traffic up 11.6% and a 9.3% increase in capacities, resulting in an increase of 1.6 points in the load factor to 79.5%, 2.7 points higher than the average load factor of the members of the Association of European Airlines (AEA). The group also confirmed its position as the European leader in air transport with a market share of 25.5% (source: AEA April-September 2004).

On September 13, 2004, SkyTeam welcomed KLM and its American partners Northwest Airlines and Continental, making the alliance the second-largest global alliance with a market share of 20% behind Star Alliance with a 25% share, and ahead of oneworld with 18% (source: IATA 2003). In addition, in June and August respectively, Aeroflot and China Southern announced their intention to join SkyTeam in the next few years.

Within the alliance, Air France and Continental were granted authorization to share codes on November 12, 2004. In addition, Air France and KLM, which benefit from anti-trust immunity on the Atlantic with their respective partners Delta and Northwest, have initiated measures to expand this immunity to the four companies and their European partners Alitalia and CSA..

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With an operating fleet of 550 aircraft, the group carried 32.7 million passengers, up from 30.4 million as of September 30, 2003 and it earned passenger revenues of 7.60 billion euros, an increase of 9.2% over the six-month period ended September 30, 2003 in spite of a negative currency effects of 1.5%. The hike in fuel prices led the group to implement fuel surcharges. In May, the two companies introduced a surcharge of 3 euros per flight coupon for Air France and 4 euros for KLM. In August, an additional surcharge was levied, based on destination, in the amount of 2 to 12 euros per coupon at Air France and 2 to 3 euros per coupon at KLM. Finally, the third surcharge, introduced in October, with no impact on the six months ending September 30, 2004, was 11 euros per long-haul coupon at Air France and 7 euros per long-haul coupon at KLM.

Scheduled passenger revenues grew 9.1% to 7.12 billion euros. Yield was 8.38 euro cents and was down 2.3% (0.7% after negative currency effects of 1.6%). The 1.6 point improvement in the load factor helped sustained revenue per available seat-kilometer (RASK) which was 6.66 euro cents (-0.2%) and rose 1.4% excluding negative currency effect. The unit cost of passenger operations measured in available seat-kilometer declined of 3.0% at 6.26 euro cents, and of 4.5% at constant currency and oil prices.

The passenger activity posted an operating income of 349 million euros, up from 147 million for the half-year ended September 30, 2003, a period particularly impacted in the first quarter by the SARS crisis, Middle East situation, and labor tensions in France.

Passenger activity	1st half at September 30 (1)
	2004	2003	Variation
Passenger revenues (in €m)	7,597	6,956	+9.2%
Scheduled passenger revenues (in €m)	7,118	6,523	+9.1%
Revenue per available seat-kilometer (ASK) (in euro cents)	6.66	6.68	-0.2%
Yield (in euros cents)	8.38	8.58	-2.3%
Unit cost per available seat-kilometer (in euro cents)	6.26	6.45	-3.0%
Operating income (in €m)	349	147	+137%

(1)	Consolidation of Air France over 6 months and KLM over 5 months

From June 2004, the first operations following the merger of Air France and KLM were conducted. KLM joined Air France in Terminal 2F at Roissy. The hubs of Charles de Gaulle and Schiphol airports were connected by about fifteen daily flights and connections between the French and Dutch regions were extended, offering the customers of both companies the benefit of all the advantages of a double network giving access to more destinations and more flights. The first measures to streamline the long and medium haul networks were also applied. The Air France-KLM group introduced innovations, offering fares that could be combined between both companies, allowing passengers to optimize their travel by flying on either carrier and benefiting from their best fares.

1st half at September 30, 2004 (1)	Capacity (ASK)		Traffic (RPK)		Load factor		Scheduled passenger revenues
	Millions	Variation	Millions	Variation	%	Variation	Variation
Long-haul	80,613	+10.0%	66,637	+13.1%	82.7%	+2.3	+11.8%
Medium-haul	26,002	+7.4%	18,154	+6.6%	69.8%	-0.5	+5.7%

Total Group	106,615	+9.3%	84,791	+11.6%	79.5%	+1.6	+9.1%

(1)	Consolidation of Air France over 6 months and KLM over 5 months

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1.1. Long-haul network

Traffic on the long-haul network was dynamic over the period with scheduled passenger revenues of 4.06 billion euros (+11.8%). All networks, with the exception of the Caribbean and Indian Ocean, grew with an Asian network that has recovered from last year’s health crisis.

1st half at September 30, 2004(1)	Capacity (ASK)	Traffic (RPK)	Schedule passenger sales by destination (in €m)
Americas	+6.6%	+10.1%	1 570	+ 10.7%
Asia-Pacific	+30.2%	+37.3%	1,018	+ 35.4%
Africa & Middle East	+7.8%	+11.2%	934	+ 12.0%
Caribbean and Indian Ocean	-3.6%	-5.1%	538	- 14.1%

Total	+10.0%	+13.1%	4,060	+11.8%

(1)	Consolidation of Air France over 6 months and KLM over 5 months

The Americas network recorded steady activity in both North and Latin America. The number of passengers rose from 3.4 million at September 30, 2003 to 3.8 million at September 30, 2004 (+11.2%). This network represented 22.1% of total scheduled passenger revenues for this period, (21.7% in the same period last year). The North American network returned to strong growth in traffic (+12.9%) and a very high load factor of 88.3% (+3 points). Latin America continued to be a very dynamic market. Traffic was up 2.8% and capacities were stable (+0.3%). The load factor improved again by 2.1 points to 84.7%. In the summer of 2004, rationalization of the long-haul network commenced with the cessation of KLM flights to Caracas to the benefit of Air France, which added two frequencies to the destination now served by a daily flight out of Paris. Today, the Air France-KLM group is the leading carrier between Europe and Latin America with a market share of nearly 20% and capacity of approximately 44,000 seats every week in both directions.

Asia returned to strong growth during the period, after a first half 2003-04 impacted by the SARS crisis. 1.9 million passengers flew these lines, up from 1.4 million one year before. Capacities increased by 30.2% and traffic by 37.3%, driven not only by the effect of the end of the health crisis, but also by a larger number of flights. Air France is the only European company offering daily flights to four cities in China, including Guangzhou, which began daily flights in the summer after opening early in 2004. Flights to Vietnam are now direct. In addition, flights were added to Tokyo and Mumbai (Bombay). The load factor improved sharply (+4.2 points) to 81.4%. The Asian network represents 14.3% of total scheduled passenger revenues, up from 11.5% at September 30, 2003.

The Africa - Middle East network suffered from the war in Iraq and its consequences, and from the political instability in Africa during the six months ended September 30, 2003. During this period, Africa posted growth in traffic higher than capacity growth and the Middle East network recorded a very strong increase in capacities with, for example, the re-launch of Air France flights to Tehran and the Dedicate network developed by the French company. This service is designed to facilitate business travel to production or development sites, even the most remote. In June, three new destinations were opened and a third flight was added to Pointe Noire.

The total number of passengers rose from 1.8 million to 2.1 million (+13.9%). Its percentage of total scheduled passenger revenues rose from 12.8% at September 30, 2003 to 13.1% at September 30, 2004.

The Caribbean and Indian Ocean network faced a strong competitive environment, particularly in the zones served by Air France, which represent approximately 80% of this sector. As a result, the group was forced to lower capacities (-3.6%), a decline lower than the drop in traffic (-5.1%). The load factor deteriorated slightly, while remaining at a high level of 77.7% (-1.2 point). The number of passengers declined by 5.8% to 1.5 million from 1.6 million in the period ended September 30, 2003. The share of the Caribbean and Indian Ocean network in total scheduled passenger revenue also declined from 9.6% to 7.6% at September 30, 2004.

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1.2. European medium-haul network

Traffic on the European network (including the French domestic network) grew 6.6%, with capacities up 7.4%, while the load factor fell by 0.5 point to 69.8%. The number of passengers increased by 5.8% to 23.4 million (22.1 million at September 30, 2003). The contribution of the European network to total scheduled passenger revenues was 42.9% versus 44.4% at September 30, 2003.

1st half at September 30, 2004 (1)	Capacity (ASK)	Traffic (RPK)	Scheduled passenger revenues by destination (in m€)
Europe and North Africa	+7.4%	+6.6%	3 058	+ 5.7%

(1)	Consolidation of Air France over 6 months and KLM over 5 months

Strong competition and structural changes in customer demand in the European market led Air France to consider a revision of the product on its European lines by introducing greater ground fluidity and efficiency while simplifying and standardizing the flight product with a simple and segmented price policy and high aircraft density. Progressive implementation began in April 2004, resulting in a mechanical growth in Air France available seats of about 1 point.

At the same time, KLM expanded its capacity to France from Amsterdam, Rotterdam and Eindhoven. The two carriers also began to streamline their medium-haul network. Air France stopped its flights to Bristol and Aberdeen in favor of KLM, while KLM stopped its service to Casablanca and Turin to the benefit of Air France.

In the France market, traffic rose 5.5% with capacity up 8.1%, as the French company strengthened its service to Nice and Toulouse following the departure of the Aéris company. The load factor was 66.2% (-1.7 point).

2. Cargo activity

During the six-month period closed at September 30, 2004, this segment posted a recovery with an increase of 10.6% in traffic, comparable to the growth in capacity, resulting in a stable cargo load factor. The group carried 0.64 million tons of freight, up from 0.58 million at September 30, 2003 (+9.8%).

1st half at September 30, 2004 (1)	Capacity (ATK)		Traffic (RTK)		Cargo load factor		Cargo revenue
	Million	Variation	Million	Variation	%	Variation	Variation
Cargo activity	7,131	+10.8%	4,784	+10.6%	67.0%	-0.1	+8.1%

(1)	Consolidation of Air France over 6 months and KLM over 5 months.

Cargo revenue totaled 1.15 billion euros, up from 1.07 billion at September 30, 2003, an increase of 7.0% (+9.7% before currency effects). After negative currency effects of 2.7%, the 8.1% increase in cargo revenues should be compared with a 10.6% rise in traffic, reflecting a certain pressure on revenues. The cargo activity was more heavily penalized by negative currency effects and by the hike in oil prices than the passenger activity. The sensitivity of this activity to fuel prices led to the implementation of a surcharge system in 2002, which was harmonized for Air France and KLM in July 2004. The surcharge is indexed to the price of jet fuel and, as a result, has risen from 0.15 euro/kg at the beginning of the year to 0.35 euro/kg.

Unit revenue per available ton-kilometer (RATK) declined 2.3% to 14.89 euro cents, but would have advanced 0.4% without a negative currency effect of 2.7%. Yield was down 2.0% to 22.23 euro cents. On a constant currency basis, it was up 0.7%. The unit cost of the cargo activity measured in available ton-kilometer declined 3.3% at 14.52 euro cents and 5.9% at constant currency and oil prices. Operating income was 13 million euros, up from 3 million at September 30, 2003.

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Cargo activity	1st half at September 30 (1)
	2004	2003	Variation
Cargo revenues (in €m)	1,147	1,072	+7.0%
Cargo transport revenues (in €m)	1,062	982	+8.1%
Unit revenue per available ton-kilometer (ATK) (in euro cents)	14.89	15.25	-2.3%
Unit revenue per ton-kilometer (RTK) (in euro cents)	22.23	22.69	-2.0%
Unit cost per available ton-kilometer (ATK)	14.52	15.03	-3.3%
Operating income (in €m)	13	3	NM

(1)	Consolidation of Air France over 6 months and KLM over 5 months

The activity broken down by network is as follows:

1st half at September 30, 2004 (1)	Capacity (ATK)	Traffic (RTK)	Cargo revenues by destination (in €m)
Europe – North Africa	+7.9%	+10.9%	96	–3.0%
Americas	+5.0%	+8.5%	297	+7.2%
Asia-Pacific	+18.4%	+13.4%	449	+11.1%
Africa & Middle East	+6.3%	+10.1%	133	+10.8%
Caribbean & Indian Ocean	+3.4%	+1.4%	87	+6.1%

Total	+10.0%	+13.1%	1,062	+8.1%

(1)	Consolidation of Air France over 6 months and KLM over 5 months

The two principal networks are the Americas and Asia. They represent 80% of capacity, 84% of traffic, and 70% of revenues.

3. Maintenance activity

Revenues for the third-party maintenance operations rose 4.1% to 377 million euros after a negative currency effect of 3.3%, up from 362 million at September 30, 2003. Three activities accounted for 91% of sales. The main activity was engines which represented 35% of revenues in the first half. The equipment business was stable (27%), as was the aircraft segment (29%). Minor maintenance activity accounted for 9% of revenue. This activity generated operating income of 26 million euros, down from 37 million one year earlier (-29.7%).

4. Other activities

Turnover for other activities totaled 474 million euros (+16.5%), including 9 months of Servair revenues1. Excluding the Servair impact, growth was 5.6%. Operating income improved significantly to 63 million from 31 million at September 30, 2003. This growth due to the improvement in Servair’s results in the second quarter (13 million euros) and to operating income of 48 millions euros posted by KLM’s charter subsidiary Transavia. It should be noted that the charter activity is seasonal and that the results for the first half do not reflect the results for the year.

1	Servair was consolidated with one quarter’s time-lag. To offset this discrepancy, 6 months of revenues were consolidated in the first quarter of fiscal 2004-5, representing 9 months for this first half.

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A strategy of profitable growth

The strategy of the Air France-KLM group is to continue the strategies conducted by both companies, i.e. a strategy of profitable growth that builds on their fundamental assets along with a policy of strict cost control. This strategy has allowed Air France to generate profits for more than 7 years and KLM to return to growth after two difficult years. Today, there is also the objective to generate all the synergies identified during preparations for the merger.

Since 1998, Air France has been establishing three-year cost savings plans. On April 1, 2004, the new 3-year savings plan was launched. This “Major 2007 Competitiveness” plan is designed to achieve cost controls of 600 million euros in the third year, an improvement in unit costs of about 6%. The plan focuses on three areas: distribution costs, the medium-haul product, and productivity.

For the current year, the plan objective is 200 million euros in savings. For the first half, at September 30, 2004, 96 million in savings were achieved. The company has also initiated an economy plan, as always in difficult economic conditions, to limit expenses by about 60 million euros, which complements the cost control structure.

In 2003-04, KLM launched an ambitious restructuring plan with the objective of saving 650 million euros from 2005-06. This plan includes a reduction of 325 million euros in internal expenses including a reduction of 4,500 jobs, a decrease of 165 million in external expenses, and an improvement of 160 million in productivity by streamlining the fleet and adjusting the networks. For the current year, the objective of the plan is 370 million, having achieved savings of 200 million in 2003-04. In the first six months ended September 30, 2004, savings totaled 195 million euros.

For the entire Air France-KLM group, unit costs at September 30, 2004, measured in equivalent available-seat-kilometer, were down 3.1% to 6.11 euro cents, despite the sharp increase in oil prices over the six-month period (6.31 euro cents at September 30, 2003). At constant currency and fuel prices, unit costs declined by 4.9%.

The synergies estimated at the time of the Air France and KLM merger were between 385 and 495 million in the fifth year after the merger. The faster-than-expected consolidation of the two companies led the group to revise the rollout of these synergies. In fact, new simulations project amounts at the top of the range announced during the merger operation, and a gain of about a year in achieving these synergies. Thus, as of 2005-2006, the total amount is about 265 million euros, the maximum amount initially projected for fiscal 2006-2007. The costs of implementing these synergies are estimated at 145 million euros.

For the current year, the objective will be exceeded. The anticipated total should be over 90 million, an increase over the anticipated range of 65-75 million, with the costs of achieving these synergies expected to be about 30 million.

Outlook for the current year

Given the high level of fuel prices in the 3rd quarter and the price of crude futures for the 4th quarter of the current fiscal year (around $45/barrel), the increasing pressure of the fuel bill for the second half of the year will slow down the improvement of the group’s financial performance. Nevertheless, thanks to cost savings and synergies, the group continues to target a higher operating income than last year.

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The Air France-KLM group fleet

At September 30, 2004, the Air France-KLM group fleet comprised 568 planes, including 550 planes in operation. There are orders for 54 aircraft and options on 40.

Air France and KLM made the same choice of long-haul planes, selecting the Boeing 747-400 ERF cargo, the Boeing 777-200 and Airbus 330-200. While continuing to manage separate fleets, these joint choices have accelerated the dialogue between the two companies to define common technical specifications for future aircraft in terms of flight decks, engines and avionics. Only the cabins will be specific to each company. There are many advantages to joint specifications. They will facilitate the transfer of ownership or operational leasing of aircraft between the two companies, harmonize industrial strategies by preventing duplication of skills and reducing inventories of maintenance parts, improve training resources for flight deck crew and, in addition, ensure more attractive commercial terms.

The regional fleet was reviewed and resulted in optimizing capacities through the leasing of KLM regional planes to City Jet (2 BAE 146) and to BritAir (2 Fokker 100). Future needs have also been reviewed to implement a coordinated action plan with aircraft companies, engine and other manufacturers.

1. Air France group fleet

At September 30, 2004, the fleet of the Air France group comprised 384 planes, 369 of which were in operation. There are orders for 45 planes, including 13 regional aircraft, and options on 27 planes, with no regional aircraft included.

1.1 The Air France fleet

The Air France fleet has 250 aircraft in operation, which includes 150 medium-haul planes, 88 long-haul planes and 12 cargo planes. 53% of the planes are owned in full, 9% under financial leases, and 38% under operating leases.

There were 15 new planes added and 7 removed from the fleet. In the medium-haul fleet, four planes were removed (3 B737 and 1 A 320) and 8 aircraft added (1 A318, 4 A319, 2 A320 and 1 A321). In the long-haul fleet, 3 planes were removed (3 B747-200) and 7 were added (1 A330, 4 B777-300, 1B 747-400 cargo and 1 B747-400).

Aircraft	Owned		Financial lease		Operating lease		Total		In operation
	3/31/04	9/30/04	3/31/04	9/30/04	3/31/04	9/30/04	3/31/04	9/30/04	3/31/04	9/30/04
A340-300	8	8	6	6	8	8	22	22	22	22
A330-200	3	4	1	1	9	9	13	14	12	13
B777-200 /300	14	16	2	2	9	11	25	29	25	29
B747-400	9	8	1	1	5	7	15	16	15	16
B747-200/300	7	6	—	—	2	2	9	8	9	8
B767-300	1	1	—	—	—	—	1	1	—	—
B747-200 Cargo	5	5	1	1	4	2	10	8	10	8
B747-400 Cargo	1	1	—	—	2	3	3	4	3	4

Long-haul fleet	48	49	11	11	39	42	98	102	96	100

A 318-200	5	6	—	—	—	—	5	6	5	6
A319-100	17	18	4	4	18	21	39	43	39	43
A320-100/200	44	47	5	5	17	15	66	67	65	67
A321-100/200	8	11	2	—	2	2	12	13	12	13
B737-300/500	6	4	3	3	16	15	25	22	23	21

Medium-haul fleet	80	86	14	12	53	53	147	151	144	150

Total	128	135	25	23	92	95	245	253	240	250

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1.2. Regional fleet

As of September 30, 2004, the regional subsidiaries had a fleet of 131 planes with fewer than 100 seats; 119 of these planes are in operation. 20% of the planes are fully owned, and 27% are held under financial leases. Aircraft on operating leases represent 53% of the regional fleet. Two aircraft were added at City Jet (two planes leased from KLM) and 2 planes were added at Régional.

Aircraft	Owned		Financial lease		Operating lease		Total		In operation
	3/31/04	9/30/04	3/31/04	9/30/04	3/31/04	9/30/04	3/31/04	9/30/04	3/31/04	9/30/04
Brit Air
CRJ-100ER	2	2	11	11	6	6	19	19	19	19
CRJ-700	1	1	9	9	—	—	10	10	10	10
F100-100	1	1	—	—	9	9	10	10	10	10

Total	4	4	20	20	15	15	39	39	39	39

City Jet
BAE 146-200/300	1	5	—	—	14	12	15	17	15	16

Régional
Beech 1900	6	6	1	1	1	1	8	8	—	—
Embraer 120 ER	3	7	3	3	8	4	14	14	12	11
Embraer 135 ER	3	2	2	3	4	4	9	9	9	9
Embraer 145	1	2	9	8	17	17	27	27	27	27
Fokker 70/100	—	—	—	—	9	11	9	11	9	11
Saab 2000	—	—	—	—	6	6	6	6	6	6

Total	13	17	15	15	45	43	73	75	63	64

Total fleet	18	26	35	35	74	70	127	131	117	119

1.3. Other fleets

The new company Air Ivoire, in which Air France holds a 76% control, services routes in Africa from Abidjan with three Fokker 28 and to France with one Airbus A321 since July 2004.

2. The KLM group fleet

As of September 30, 2004, the fleet of the KLM group included 180 aircraft, 177 of which are operational. There are orders for 9 aircraft and options on 13.

2.1 The KLM fleet

The KLM fleet has 126 aircraft in operation, with 72 medium-haul planes, 51 long-haul planes, which includes 17 B747 passenger/freight combos and 3 cargo planes. 21% of the fleet is owned, 45% is operated under financial leases, and 35% under operating leases.

Six planes were added to the fleet and 1 was removed. In the medium-haul fleet, one B737-300 was removed and one B737-800 was added. In the long-haul fleet, 4 B777-200 were added.

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Aircraft	Owned		Financial lease		Operating lease		Total		In operation
	3/31/04	9/30/04	3/31/04	9/30/04	3/31/04	9/30/04	3/31/04	9/30/04	3/31/04	9/30/04
B777-200/300	—	—	3	3	3	4	6	7	6	7
B747-400	6	6	16	16	—	—	22	22	22	22
B747-200/300	1	1	—	—	—	—	1	1	—	—

MD11	—	—	8	8	2	2	10	10	10	10
B 767-300	—	—	—	—	12	12	12	12	12	12
B747-400 Cargo	—	—	3	3	—	—	3	3	3	3

Long-haul fleet	7	7	30	30	17	18	54	55	53	54

B737-300	6	6	1	1	8	7	15	14	14	14
B737-400	5	7	2	—	7	7	14	14	14	14
B737-700	—	—	4	4	4	5	8	9	8	9
B737-800	6	7	19	19	4	4	29	30	29	30
B737-900	—	—	1	2	3	3	4	5	5	5

Medium-haul fleet	17	20	27	26	267	26	70	72	70	72

Total	24	27	57	56	43	44	124	127	123	126

2.2 The regional fleet

At September 30, 2004, the regional fleet consisted of 53 aircraft with fewer than 100 seats, of which 51 were operational. 40% of the planes are fully owned, 40% are held under financial leases, and 20% are held under operating leases. There was a net change of 2 aircraft, one in each of the two regional companies.

Aircraft	Owned		Financial lease		Operating lease		Total		In operation
	3/31/04	9/30/04	3/31/04	9/30/04	3/31/04	9/30/04	3/31/04	9/30/04	3/31/04	9/30/04
KLM Cityhopper
Fokker 50	—	4	6	6	4	—	10	10	10	10
Fokker 70	16	16	1	1	3	3	20	20	20	20

Total	16	20	7	7	7	3	30	30	30	30

KLM Cityhopper UK
BAE 146 100/300	—	—	—	—	5	2	5	2	5	—
Fokker 50	—	—	—	—	6	6	6	6	6	6
Fokker 100	1	1	14	14	—	—	15	15	15	15

Total	1	1	14	14	11	8	26	23	26	21

Total fleet	17	21	21	21	18	11	56	53	56	51

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Comments on the financial statements

1. Results for the first half ended September 30, 2004

Air France, which became Air France-KLM, initiated a public exchange offer for the shares of the KLM company in May 2004. At the end of this offer and the additional acquisitions made during the six-month period, the stake in KLM was 97.11% at September 30, 2004.

The scope of consolidation of the Air France-KLM group includes KLM and its consolidated subsidiaries, which have been fully consolidated since May 2004 (5 months of activity).

To allow comparison, pro forma consolidated statements at September 30, 2003 were prepared using a scope of consolidation identical to that used at September 30, 2004.

The impact of the restatement of KLM accounts to French standards and the impact of the purchase price allocation on the half-year statements had a positive impact amounting to 34 million euros on operating income (30 million at September 30, 2003) and to 68 million on net income (63 million at September 30, 2003) including 51 million in amortization of negative goodwill.

Fiscal 2004-05 (in €m)	1st half ended September 30
	2004	2003 pro forma	Variation	2003 published
Sales revenues	9,595	8,797	9.1%	6,193
EBITDAR	1,615	1,379	17.1%	946

Operating income before aircraft disposals	451	218	106.9%	87

Aircraft and financial disposals	6	9	NA	1

Net income before taxes	426	256	66.4%	85
Net income, group share	296	189	56.6%	52
Net earnings per share (in €)	1,14			0.24

1.1. Sales revenues

Consolidated revenues for the first half were 9.6 billion euros, an increase of 9.1% over the previous pro forma first half.

This increase affected all activity sectors, particularly passenger and freight (see above).

1.2. Income and expenses

Operating expenses rose 6.6% in the first half from 8.57 billion euros to 9.14 billion. This change, although lower than the rise in revenues, primarily reflects fuel costs, which jumped significantly because of rising oil prices.

Group unit costs in equivalent available seat kilometers (EASK) declined 3.1% and 4.9% at constant currency and fuel price.

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External expenses were up 9.4% at September 30, 2004, rising from 4.85 billion euros to 5.30 billion euros, reflecting the rise in oil prices discussed above. The details of this item are given below:

	1st half ended September 30		Variation as %
In millions of euros	2004	2003 pro forma
Aircraft fuel	1,248	985	26.7%
Chatering costs	268	237	13.1%
Aircraft operating lease costs	316	312	1.3%
Landing fees and en route charges	736	680	8.2%
Catering	210	191	9.9%
Handling charges and other operating costs	538	533	0.9%
Aircraft maintenance costs	321	300	7.0%
Sales and distribution costs	730	725	0.7%
Other costs	941	889	5.8%
Total	5,308	4,852	9.4%

•	Aircraft fuel

The fuel item was up 26.7% to 1, 248 million euros at September 30, 2004 from 985 million at September 30, 2003. Options and hedges represented a gain of 150 million euros.

This increase was due to the increase in oil prices of 38%, and volume effect of 7% and a favorable currency effect of 7%. and was [•]% after the impact of hedges and options.

•	Chatering costs

These costs rose 13.1% from 237 million euros in the preceding half-year to 268 million euros at September 30, 2004 due to greater use of code shares with some of our partners (such as Korean Air, Japan Airlines and Vietnam Airlines) and as a result of the implementation of Air France’s new “Dedicate” product..

•	Aircraft operating lease costs

Operating lease payments were stable at 316 million euros versus 312 million euros at September 30, 2003.

•	Landing fees and en route surcharges

They rose 8.2% from 680 million euros at September 30, 2003 to 736 million euros. This change was driven by traffic and route fees in the Africa region and landing fees in the Africa and France zones.

•	Catering

Commissions rose 9.9% to 210 million euros (191 million at September 30, 2003) under the impact of the increase in the number of paying passengers.

•	Handling charges and other operating costs

These costs were up slightly (less than 1%) to 538 million euros.

•	Aircraft maintenance costs

These costs totaled 321 million euros, an increase of 7.0% over the period ended September 30, 2003.

•	Sales and distribution costs

Sales and distribution costs totaled 730 million euros, a slight increase of 0.7% (725 million at September 30, 2003), the increase of the sales being matched by the decrease of the commissions paid to travel agencies. byu

•	Other costs

Other costs totaled 941 million euros at September 30, 2004, up from 889 million at September 30, 2003.

Personnel costs were 2.87 billion euros, up from 2.77 billion euros at September 30, 2003, an increase of 3.5% for employees on a constant consolidation basis, and down 1.1% to 102,607 employees. This increase primarily reflects the reduction in the allowances for social taxes that had been granted for the change to the 35-hour working week in France.

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Other taxes totaled 114 million euros.

Gross operating income before operating leases was 1.61 billion euros, up from 1.38 billion euros at September 30, 2003, an increase of 17.1%.

Gross operating income totaled 1,299 million euros at September 30, 2004 versus 1,067 million euros at September 30, 2003, an increase of 21.7%.

Depreciation, amortization and provisions remained stable at 818 million euros at September 30, 2004 versus 827 euros million at September 30, 2003.

Operating income rose 230 million euros from 227 million euros at September 30, 2003 to 457 million euros. All the companies made a positive contribution to the result.

The breakdown of revenues and operating income by activity is as follows:

Half-year period ended (in m€)	September 30, 2004		September 30, 2003
	Revenues	Operating income	Revenues		Operating income
			Pro forma	Published	Pro forma	Published
Passenger	7,597	349	6,956	5,166	147	68
Cargo	1,147	13	1,072	692	3	-8
Maintenance	377	26	362	263	37	34
Other	474	69	407	72	40	-6
Total	9,595	457	8,797	6,193	227	88

The financial result at September 30, 2004 was a net expense of 116 million euros, down 72 million euros from the same period in 2003, due primarily to currency effects and financial provisions.

Income before taxes totaled 341 million euros at September 30, 2004, up from 184 million euros at September 30, 2003, a substantial improvement of 157 million euros.

The share in the income of equity affiliates rose to 43 million euros at September 30, 2004, from 29 million euros at September 30, 2003.

Amortization of goodwill was 43 million euros at September 30, 2004, stable from the first half of the previous year. This amount was primarily due to the period write-back of the badwill amortized over a 5-year period and recognized on first consolidation of the KLM group.

Income taxes were 121 million euros, up from 61 million euros at September 30, 2003, showing an effective tax rate of 35.5% versus 33.3% the previous period.

Consolidated net income group share was 296 million euros at September 30, 2004 compared with a consolidated net income group share of 189 million at the end of September.

2003. This result includes a contribution of 95 million euros for the first quarter (46 million for the same period last year) and 201 million euros for the second quarter (143 million for the second quarter at September 30, 2003).

2. Corporate earnings of Air France-KLM

The merger agreements signed by Air France and KLM stipulated that the group would be composed of a joint holding company Air France-KLM which holds the two operational companies Air France and KLM. The group’s holding company was formed from Air France’s contribution (which then became Air France-KLM) of almost all its assets and liabilities to the operational company Air France. The contribution operations were approved by the General Shareholders’ Meeting of September 15, 2004.

As a holding company, Air France-KLM has no operational activity. The main costs recorded over the period were those related to the merger with KLM.

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3. Adoption of International Financial Reporting Standards (IFRS)

Under European Regulation 1606/2002 adopted on July 19, 2002, publicly traded European companies are required to use international accounting standards to prepare their consolidated financial statements for financial years beginning as of January 1, 2005. For the Air France-KLM Group, the new standards will therefore be applied as of April 1, 2005.

The adoption of these standards makes it mandatory to publish a year of comparative figures, setting the date for the changeover from the current standards to the IAS/IFRS system as of April 1, 2004, the date on which a restated balance sheet must be prepared.

The Group has already completed two of the three phases in its conversion project. The first stage of the project, the “diagnosis”, identified the principal differences in accounting treatments between the new standards and those currently applied within the Group. This stage was completed in line with the schedule initially set.

The second phase consisted of a training program on the IFRS for staff in all of the Group’s companies.

The third and final phase, which is now underway, consists of preparing the opening balance sheet at April 1, 2004 and restating transactions for fiscal year 2004/2005.

This gradual conversion is facilitated by the fact that the Air France-KLM Group adopted certain IFRS provisions ahead of schedule over the last few years when they were compatible with French standards. This was the case in the decision to adopt the component-based approach for property, plant and equipment (IAS 16), the recognition of assets, and the valuation of pension obligations (IAS 19).

To ensure the homogeneity of the accounting principles and their implementation throughout the Group, this conversion project is being conducted by a central team that is responsible for coordinating all aspects for the parent company and its subsidiaries.

As of this date and the current progress in the project, the Group does not anticipate any difficulties related to the adoption of these new accounting standards.

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Group investments and financing

Tangible and intangible investments of the Air France–KLM group totaled 1.03 billion euros for the period ended September 30, 2004. Investments include the capitalization of a portion of maintenance costs pursuant to accounting standard IAS 16 / SIC 23.

For fixed assets, Air France took delivery over the period of one A318, one A319, two A320 and one A321. With the exception of the A318, the other aircraft were carried over to an ad-hoc financial structure. Air France also received 2 B777-300 ER aircraft. This aircraft is the extended version of the B777–200, of which the company already operates 25.

With respect to the Air France regional fleet, City Jet acquired 4 BAE146 aircraft over the period, after exercising an option to purchase these aircraft, which were previously leased under operating leases. This operation had no impact in terms of future financial commitments insofar as the amount of the purchase option was close to the amount of the operating lease payments still to be paid under the lease agreement. Régional CAE purchased 4 Embraer120 for which the operating lease was expiring. This operation raised the sub-fleet of Embraer120 to 7 fully owned planes out of a total of 11 Embraer120 in operation.

KLM made few investments over the six-month period. New aircraft added to the fleet—excluding operating leases—were limited to one B737-900 under a financial lease and one B737-800 which was added with full ownership to the fleet of the Transavia subsidiary. At September 30, 2004, the KLM group operated a fleet of 72 B737.

In the KLM group regional fleet, the sole investment concerned the order of a Fokker70 which will phase in the fleet during the second half of the FY 2004-05.

Income from disposals of tangible and intangible assets over the period totaled 94 million euros, half of which came from the Air France sale of a B747-400. The amount of investments net of disposals totaled 940 million euros.

Related cash flows from operating activities of 1.03 billion euros were greater than net investment expenses, which reduced the group’s net debt over the half-year period.

As of September 30, 2004, the group’s net debt totaled 5.36 billion euros for a gross debt of 8.08 billion and total cash of 2.61 billion. Given the level of equity capital (5,15 billion), the debt /equity ratio was 1.04, a level close to the objective presented at the time of the announcement of the Air France and KLM merger at the end of 2003.

During the period, the group redeemed 148 million in bonds and 154 million in liabilities resulting from financial-lease agreements, a total of 302 million euros of debt repaid.

Over the period, the group raised 388 million euros in new borrowings, representing 120 million for aircraft financing, 22 million to finance a flight simulator, 98 million from the final tranche of the securitization operation launched in 2003, and 97 million from a financing operation obtained from the European Investment Bank (EIB).

As a result of this active refinancing policy, the liquidity position of the group remains satisfactory and in line with objectives. At September 30, 2004, the group’s balance sheet showed 2.28 billion euros in marketable securities and 328 million in cash and cash equivalents, making total cash assets of 2.6 billion euros.

Air France, still has a multi-currency revolving syndicated credit line of 1 billion euros maturing in August 2006 from a bank pool. This line was fully available at September 30, 2004. The agreement covering this cash line stipulates that Air France must meet two financial ratios relating to its capacity to guarantee payment of the interest and the amount of assets not pledged. These ratios are calculated every six months and were generally met as of March 31, 2004.

KLM continues to benefit from access to export credit for future aircraft financing.

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Corporate Governance

1. Board of Directors

The capital increase following the successful exchange offer made by Air France for the KLM shares, which closed on May 3, 2004, resulted in the privatization of the company. As a result, the Board of Directors was modified by the General Shareholders’ Meeting of June 24, 2004.

The Meeting of September 15, 2004 finalized the legal structure of the group by approving the universal transfer of the holdings of Air France to one of its subsidiaries. This subsidiary adopted the name of Air France and Air France then became a holding company and was named Air France-KLM. As all employees have been transferred to the Air France airline, the directors representing the employees now sit on the Board of Directors of that company.

The membership of the Board as of September 15 was identical to the membership at June 24, 2004, with the exception of the directors representing the employees. The Board is now composed of 20 members, including 10 directors representing shareholders other than the State and the employee shareholders, 8 directors representing the State based on the share of Air France-KLM owned by the French state, and two directors representing the employee shareholders (see 2003-04 annual report, page 8).

The various committees described in the 2003-04 annual report are still operating. The membership of these committees is identical to the membership described in the annual report, with the exception of the directors representing the employees.

The Board of Directors met three times during the half-year period with the structure in place on June 24, and twice with the new membership. The first meeting was held following the General Shareholders’ Meeting of September 15 to record the universal transfer of assets approved by the shareholders during that meeting, and the second Board meeting was held on November 23, 2004 to review the financial statements for the first half of 2003-2004, among other items.

The audit committee met on September 21, 2004 to review the 20-F document filed with the US Securities and Exchange Commission and the process to convert the annual financial statements of the Company into US GAAP because the Company is listed on the New York Stock Exchange. This meeting also dealt with the application of the Sarbanes-Oxley Act. The committee also met on November 15, 2004 to review the financial statements for the half-year period ended September 30, 2004.

The strategy committee met on November 8, 2004 to consider the future of the Air France stake in Amadeus GTD and the fuel policy.

The compensation and appointments committees did not meet during the period ended September 30, 2004.

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1.2. Strategic Management Committee (SMC)

The group is managed by a Strategic Management Committee within the holding company, composed of 8 members, 4 from Air France and 4 from KLM. The role of the SMC is to make decisions concerning network and hub coordination, budgets and medium-term plans, fleet and investment plans, as well as alliance and partnership plans. The SMC meets fortnightly, alternately in Paris and Amsterdam.

At September 30, 2004, the members of the SMC were as follows:

Jean-Cyril Spinetta (Chairman of the SMC)	Chairman and Chief Executive Officer of Air France-KLM and Chairman and Chief Executive Officer of Air France
Leo van Wijk	Chairman of the management board of KLM Vice-Chairman of Air France-KLM board
Philippe Calavia	Chief Financial Officer of Air France
Pierre-Henri Gourgeon	Chief Operating Officer for Air France-KLM and Chief Operating Officer for Air France
Peter Hartman	Chief Operating Officer for KLM Member of the management board
Bruno Matheu	Senior Vice President for Marketing and Networks, Air France
Cees van Woudenberg	Director of Human Resources, KLM Member of the management board
Robert Ruijter (until November 30, 2004).	Senior Vice President for Financial Affairs, KLM Member of the management board

Air France-KLM personnel are provided by its subsidiaries under service agreements.

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Additional information

1. General information

Registered office

Since September 15, 2004, the address of the registered office of Air France-KLM has been 2, rue Robert Esnault-Pelterie, 75007 Paris.

Mail address

45, rue de Paris

95747 Roissy CDG Cedex

1.2 Information on equity capital

Following the exchange offer for KLM shares in the ratio of 11 shares and 10 equity warrants for new or existing Air France shares for every 10 KLM shares, in May 2004, 49,602,631 Air France shares and 45,093,299 equity warrants were created. The warrants mature in 3.5 years and may be exercised on or after November 6, 2005 in the ratio of 3 warrants for 2 shares at a price of 20 euros per share.

The capital of Air France is now represented by 269,383,518 million shares and was increased to 2,289,759,903 euros.

At September 30, 2004, the Air France-KLM group held 7,539,058 Air France-KLM shares as follows:

•	1,249,464 shares under stock options granted to Air France flight deck crew under the salary-share exchange established in 1999;

•	1,828,701 shares held by KLM under stock options granted to the company’s management;

•	4,460,893 treasury shares, including 909,894 shares held by KLM.

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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AIR FRANCE GROUP

CONSOLIDATED INCOME STATEMENT

	Second quarter ended				First quarter ended				Half year ended
In € millions	09.30.2004	09.30.2003 Proforma	09.30.2003 Published	Variation	06.30.2004	06.30.2003 Proforma	06.30.2003 Published	Variation	09.30.2004	09.30.2003 Proforma	09.30.2003 Published	Variation
Operating revenues
Scheduled passenger	3,823	3,591	2,476	6.5%	3,295	2,932	2,303	12.4%	7,118	6,523	4,779	9.1%
Other passenger revenues	226	204	196	10.8%	253	229	191	10.5%	479	433	387	10.6%
Total Passenger	4,049	3,795	2,672	6.7%	3,548	3,161	2,494	12.2%	7,597	6,956	5,166	9.2%

Cargo	570	529	309	7.8%	492	453	306	8.6%	1,062	982	615	8.1%
Other cargo revenues	40	44	40	-9.1%	45	46	37	-2.2%	85	90	77	-5.6%
Total Cargo	610	573	349	6.5%	537	499	343	7.6%	1,147	1,072	692	7.0%

Maintenance	192	187	129	2.7%	185	175	134	5.7%	377	362	263	4.1%
Others	281	268	34	4.9%	193	139	38	38.8%	474	407	72	16.5%

Total operating revenues	5,132	4,823	3,184	6.4%	4,463	3,974	3,009	12.3%	9,595	8,797	6,193	9.1%

Operating charges
Aircraft fuel	(704)	(530)	(326)	32.8%	(544)	(455)	(331)	19.6%	(1,248)	(985)	(657)	26.7%
Chartering costs	(136)	(125)	(97)	8.8%	(132)	(112)	(96)	17.9%	(268)	(237)	(193)	13.1%
Aircraft operating lease costs	(166)	(155)	(117)	7.1%	(150)	(157)	(122)	-4.5%	(316)	(312)	(239)	1.3%
Landing fees & en route charges	(396)	(370)	(233)	7.0%	(340)	(310)	(221)	9.7%	(736)	(680)	(454)	8.2%
Catering	(109)	(108)	(82)	0.9%	(101)	(83)	(72)	21.7%	(210)	(191)	(154)	9.9%
Handling charges & other operating costs	(285)	(293)	(199)	-2.7%	(253)	(240)	(180)	5.4%	(538)	(533)	(379)	0.9%
Aircraft maintenance costs	(164)	(143)	(91)	14.7%	(157)	(157)	(95)	0.0%	(321)	(300)	(186)	7.0%
Commercial & distribution costs	(374)	(406)	(277)	-7.9%	(356)	(319)	(256)	11.6%	(730)	(725)	(533)	0.7%
Other external expenses	(498)	(478)	(294)	4.2%	(443)	(411)	(284)	7.8%	(941)	(889)	(578)	5.8%

External expenses	(2,832)	(2,608)	(1,716)	8.6%	(2,476)	(2,244)	(1,657)	10.3%	(5,308)	(4,852)	(3,373)	9.4%

Salaries & related costs	(1,487)	(1,468)	(1,007)	1.3%	(1,387)	(1,308)	(1,018)	6.0%	(2,874)	(2,776)	(2,025)	3.5%
Taxes other than income tax	(57)	(47)	(38)	21.3%	(57)	(55)	(50)	3.6%	(114)	(102)	(88)	11.8%

Gross operating result before aircraft operating lease costs	922	855	540	7.8%	693	524	406	32.3%	1,615	1,379	946	17.1%

Gross operating result	756	700	423	8.0%	543	367	284	48.0%	1,299	1,067	707	21.7%

Charge to depreciation/amortization, net	(436)	(443)	(300)	-1.6%	(358)	(359)	(304)	-0.3%	(794)	(802)	(604)	-1.0%
Charge to operating provisions, net	(1)	(23)	(23)	-95.7%	(23)	(2)	9	1050.0%	(24)	(25)	(14)	-4.0%
Other income and charges, net	(24)	(15)	—	60.0%	(6)	(7)	(2)	-14.3%	(30)	(22)	(2)	36.4%

Total operating charges	(4,837)	(4,604)	(3,084)	5.1%	(4,307)	(3,975)	(3,022)	8.4%	(9,144)	(8,579)	(6,106)	6.6%

E.B.I.T	295	219	100	34.7%	156	(1)	(13)	-15700.0%	451	218	87	106.9%

Gain on disposal of flight equipment, net	5	(4)	(3)	-225.0%	1	13	4	-92.3%	6	9	1	-33.3%

Operating income	300	215	97	39.5%	157	12	(9)	1208.3%	457	227	88	101.3%

Restructuring costs	0	(5)	(5)	-100.0%	0	(6)	(6)	-100.0%	—	(11)	(11)
Financial income	54	20	14	170.0%	12	7	6	71.4%	66	27	20	144.4%
Financial expenses	(83)	(78)	(36)	6.4%	(62)	(61)	(35)	1.6%	(145)	(139)	(71)	4.3%
Foreign exchange losses, net	0	5	(3)	-100.0%	(14)	31	28	-145.2%	(14)	36	25	-138.9%
Net (charge) release to provisions	(8)	21	9	-138.1%	(15)	11	11	-236.4%	(23)	32	20	-171.9%
Net financial charges	(37)	(32)	(16)	15.6%	(79)	(12)	10	558.3%	(116)	(44)	(6)	163.6%

Gain on disposals of subsidiaries and affiliates	0	12	—	-100.0%	0	0	0	N.A	—	12	—

Pretax income (loss)	263	190	76	38.4%	78	(6)	(5)	-1400.0%	341	184	71	85.3%

Share in net income of equity affiliates	26	20	12	30.0%	17	9	10	88.9%	43	29	22	48.3%
Amortization of goodwill	12	13	(4)	-7.7%	30	30	(4)	0.0%	42	43	(8)	-2.3%

Income (loss) before income taxes and minority interests	301	223	84	35.0%	125	33	1	278.8%	426	256	85	66.4%

Income tax	(94)	(75)	(36)	25.3%	(27)	14	4	-292.9%	(121)	(61)	(32)	98.4%

Income (loss) before minority interests	207	148	48	39.9%	98	47	5	108.5%	305	195	53	56.4%

Minority interests	(6)	(5)	—	20.0%	(3)	(1)	(1)	200.0%	(9)	(6)	(1)	50.0%

NET INCOME (LOSS)	201	143	48	40.6%	95	46	4	106.5%	296	189	52	56.6%

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AIR FRANCE – K.L.M Group

FINANCIAL STATEMENTS

1st Half year ended as of 30 September 2004

AIR FRANCE – K.L.M Group

CONSOLIDATED INCOME STATEMENTS

Half year ended September 30,	Notes	2004	2003 Pro forma	2003
Operating revenues	3	9 595	8 797	6 193

External expenses	4	(5 308)	(4 852)	(3 373)
Salaries & related costs	5	(2 874)	(2 776)	(2 025)
Taxes other than income tax		(114)	(102)	(88)

Gross operating result		1 299	1 067	707

Charge to depreciation/amortization, net	6	(794)	(802)	(604)
Charge to operating provisions, net	6	(24)	(25)	(14)
Gain on disposal of flight equipment, net		6	9	1
Other income and charges, net		(30)	(22)	(2)

Operating income		457	227	88

Restructuring costs		—	(11)	(11)
Net financial charges	7	(116)	(44)	(6)
Gains on disposals of subsidiaries and affiliates, net		—	12	—

Pretax income (loss)		341	184	71

Share in net income of equity affiliates		43	29	22
Amortization of goodwill		42	43	(8)

Income (loss) before income taxes and minority interests		426	256	85

Income tax	8	(121)	(61)	(32)

Income (loss) before minority interests		305	195	53

Minority interests		(9)	(6)	(1)

2003 pro forma: consolidation of the Air France group, including KLM and its consolidated subsidiaries over 5 months, identical to the method used at September 30, 2004.

AIR FRANCE – K.L.M Group

CONSOLIDATED BALANCE SHEETS

	In € millions
ASSETS as of	Notes	09.30.2004	03.31.2004	03.31.2003
Consolidation goodwill		91	95	112
Intangible fixed assets		173	149	171
Flight equipment	10	10 679	6 951	7 284
Other property and equipment	10	1 845	955	878
Investments in equity affiliates		550	336	316
Other investments		311	268	260

Total fixed assets		13 649	8 754	9 021

Inventory		394	151	220
Trade receivables		2 429	1 651	1 432
Income tax receivable		315	101	111
Other accounts receivable		1 745	494	592
Marketable securities		2 285	1 478	1 039
Cash		328	330	193

Total current assets		7 496	4 205	3 587

Total assets		21 145	12 959	12 608

AIR FRANCE – K.L.M Group

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	In € millions
LIABILITIES AND STOCKHOLDERS’ EQUITY as of	Notes	09.30.2004	03.31.2004	03.31.2003
Common stock	11	2 290	1 868	1 868
Additional paid-in capital	11	1 519	261	261
Retained earnings (accumulated deficit)	11	1 265	1 942	1 862
Cumulative translation adjustment		(6)	(9)	3

Stockholders’ equity		5 068	4 062	3 994

Minority interests		79	23	33

Stockholders’ equity and minority interests		5 147	4 085	4 027

Provisions for liabilities and charges	12	2 225	1 039	1 095
Short and long-term debt and capital leases	13	8 080	4 380	4 147
Trade payables		1 830	1 226	1 375
Income tax liability		456	21	5
Advance ticket sales		1 446	1 008	901
Other payables		1 961	1 200	1 058

Total liabilities		15 998	8 874	8 581

Total liabilities and stockholders’ equity		21 145	12 959	12 608

AIR FRANCE – K.L.M Group

STATEMENTS OF MOVEMENTS IN STOCKHOLDERS’ EQUITY

	In € millions
Before allocation of income	Number of shares comprising common stock	Common stock	Add’l paid-in capital	Réserves	Treasury Stock	Translation differences	Stockholders’ equity	Minority interests	Stockholders’ equity and minority interests

March 31, 2002	219 780 887	1 868	261	1 813	—	19	3 961	29	3 990

Dividends paid				(28)			(28)	(2)	(30)
Change in treasury stock					(25)		(25)		(25)
Impact of changes in accounting policies				(18)			(18)		(18)
Translation differences						(16)	(16)	(1)	(17)
Current year net income (loss)				120			120	4	124
Changes in scope of consolidation							—	3	3

March 31, 2003	219 780 887	1 868	261	1 887	(25)	3	3 994	33	4 027

Dividends paid				(17)			(17)	(3)	(20)
Change in treasury stock				1	7		8		8
Impact of changes in accounting policies				(4)			(4)		(4)
Translation differences						(12)	(12)	(3)	(15)
Current year net income (loss)				93			93	5	98
Changes in scope of consolidation							—	(9)	(9)

March 31, 2004	219 780 887	1 868	261	1 960	(18)	(9)	4 062	23	4 085

Issuance of common stock	49 602 631	422	346				768		768
Contribution of assets			923	(923)			—		—
Exchange offer costs			(11)				(11)		(11)
Dividends paid				(17)			(17)	(1)	(18)
Change in treasury stock					(33)		(33)		(33)
Translation differences						3	3	1	4
Net income for the period				296			296	9	305
Changes in scope of consolidation							—	47	47

September 30, 2004	269 383 518	2 290	1 519	1 316	(51)	(6)	5 068	79	5 147

AIR FRANCE – K.L.M Group

CONSOLIDATED STATEMENT OF CASH FLOWS

	In € millions
Half year ended September 30,	Notes	2004	2003 Pro forma	Year ended 03.31.2004
Cash flows from operating activities		1 026	346	1 201

Gross operating result		1 299	707	1 318
Other income (expenses) received (paid)		(45)	(27)	(23)
Foreign exchange gains (losses)		1	2	3
Operating cash flows		1 255	682	1 298

Changes in working capital		(66)	(246)	54
Restructuring expenditure		(20)	(14)	(18)
Interest paid		(162)	(89)	(163)
Interest received		23	18	36
Income tax paid (received)		(4)	(5)	(6)

Cash flows from investing activities		(332)	(276)	(849)

Acquisitions of subsidiaries		585	(1)	(10)
Purchase of tangible and intangible fixed assets		(1 034)	(484)	(1 269)
Disposals of subsidiaries		6	9	24
Proceeds on disposal of tangible and intangible assets		94	186	391
Dividends received		17	14	15

Cash flows from financing activities		56	214	386

New debts		388	640	901
Repayment of debts		(148)	(294)	(345)
Repayment of capital lease obligations		(154)	(106)	(152)
Net decrease (increase) in loans		30	7	(29)
Net decrease (increase) in short-term investments		(37)	(11)	35
Dividends paid		(23)	(22)	(24)

Translation differences		—	(2)	(5)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		750	282	733

Opening cash and cash equivalents	17	1 405	672	672

AIR FRANCE – K.L.M Group

NOTES TO THE FINANCIAL STATEMENTS

AIR FRANCE – K.L.M Group

1. ACCOUNTING POLICIES

The half-year consolidated financial statements have been prepared in accordance with the accounting principles and valuation methods used for the annual financial statements, in agreement with:

- Regulation 99-02 of the French accounts committee, the Comité de Réglementation Comptable (CRC), concerning consolidated financial statements of commercial companies and public organizations;

- Recommendation 99.R.01 of the Conseil National de la Comptabilité (CNC), concerning interim financial statements.

2. CHANGES IN THE SCOPE OF CONSOLIDATION, COMPARABILITY AND VALUATION

2.1 - Scope of consolidation

As of September 30, 2004, the Group included 162 companies, 139 of which are fully consolidated, 3 are proportionately consolidated and 20 are consolidated using the equity method. The change in the scope of consolidation is mainly due to the consolidation of the KLM group.

As the Exchange Offer closed in May 2004, the group’s results include KLM’s results over a period of five months (May to September 2004). At this date, the group holds 97.1% of the common shares of KLM stock.

In addition, the Servair group was consolidated with one quarter difference until March 31, 2004. To make up for this difference, the Servair group was consolidated over 9 months (January-September 2004) in this first half. In addition, Air France increased its stake in the Servair group by 3.1 points, from 94.5% to 97.6%. This additional stock purchase had no significant impact on the consolidated accounts closed at September 30, 2004.

2.2 - Comparability

For the purposes of comparison, a pro forma consolidated statement of income at September 30, 2003 has been prepared using methods and consolidation scope identical to those used at September 30, 2004. The unaudited pro forma income statement does not necessarily give an indication of the earnings that would have been achieved by Air France – KLM if the merger with KLM had actually taken place on the date adopted for preparing the pro forma income statement.

AIR FRANCE – K.L.M Group

2.3 - Valuation

On the basis of these (still provisional) estimates of the assets and liabilities as valued on the date of acquisition, the first consolidation of the KLM group shows a “badwill” of 976 million euros. This has been determined on the basis of an acquisition price of 797 million euros and a share of the shareholders’ equity acquired of 1,773 million euros. Shareholders’ equity specifically includes the adjustment to market value of the KLM group’s fleet for a total of (873) million euros the recognition in the item “Other debtors” of the surplus value of the funds earmarked to cover employee retirement commitments for a total of 959 million euros.

As some valuations are still in process, this badwill may be adjusted during the appropriation period available to the group, which runs to the end of the fiscal year following the year of acquisition.

This is the case for the value of the funds allocated to cover personnel pension commitments. An in-depth review of this accounting standard is currently being carried out in order to determine whether this item may be recorded on the balance sheet.

Pending the definitive position that will be used for closing the annual accounts, the Group considers that according to accounting standards, this surplus may be recognized. However the Group has, as a precautionary measure, chosen not to amortize the portion of negative goodwill relative to the excess fund value in the second quarter.

The estimated amount of this portion came to 610 million euros at September 30, 2004. The impact of this amount on income, had it been amortized in the second quarter, would have generated an increase of approximately 30 million euros in net income.

The amortization period retained is 5 years, reflecting the length of time that the group considers reasonable for implementing the anticipated synergies, and the costs incurred in achieving them. The allocation for the period totaled 51 million euros at September 30, 2004.

Badwill is recognized in the item “Provisions for liabilities and charges” on the liabilities side of the balance sheet.

3. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AERA

3.1 - Information by sector of activity

	In € millions
Half year ended September 30,	2004		2003		2003
	Operating revenues	Operating income	Operating revenues Pro forma	Operating income	Operating revenues	Operating income
Passenger	7 597	349	6 956	147	5 166	68
Cargo	1 147	13	1 072	3	692	(8)
Maintenance	377	26	362	37	263	34
Others	474	69	407	40	72	(6)

Total	9 595	457	8 797	227	6 193	88

Consolidated sales revenues for the first half of the year totaled 9.6 billion euros, an increase of 9.1% over revenues for the previous pro forma first half. This increase was generated by all activity sectors, particularly passengers and cargo.

Operating income rose from 230 to 457 million euros against 227 million euros at September 30, 2003. All activities made a positive contribution to this result; passenger activity grew substantially to 349 million from 147 million euros at September 30, 2003.

AIR FRANCE – K.L.M Group

3.2 - Analysis of operating revenues by geographical area of sale

	In € millions
	Europe North Africa		Caribbean French Guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Half year ended September 30, 2004

Scheduled passenger	4 686	(65,8)%	200	(2,8)%	514	(7,2)%	1 102	(15,5)%	616	(8,7)%	7 118
Other passenger revenues	344	(71,8)%	21	(4,4)%	23	(4,8)%	44	(9,2)%	47	(9,8)%	479

Total Passenger	5 030	(66,2)%	221	(2,9)%	537	(7,1)%	1 146	(15,1)%	663	(8,7)%	7 597

Cargo	511	(48,1)%	22	(2,1)%	72	(6,8)%	120	(11,3)%	337	(31,7)%	1 062
Other cargo revenues	60	(70,6)%	3	(3,5)%	3	(3,5)%	9	(10,6)%	10	(11,8)%	85

Total Cargo	571	(49,8)%	25	(2,2)%	75	(6,5)%	129	(11,2)%	347	(30,3)%	1 147

Maintenance	373	(98,9)%	—	—	—	—	—	—	4	(1,1)%	377
Others	455	(96,0)%	12	(2,5)%	7	(1,5)%	—	—	—	—	474

Total	6 429	(66,9)%	258	(2,7)%	619	(6,5)%	1 275	(13,3)%	1 014	(10,6)%	9 595

Half year ended September 30, 2003 (pro forma)

Scheduled passenger	4 328	(66,3)%	233	(3,6)%	475	(7,3)%	971	(14,9)%	516	(7,9)%	6 523
Other passenger revenues	343	(79,3)%	14	(3,2)%	21	(4,8)%	34	(7,9)%	21	(4,8)%	433

Total Passenger	4 671	(67,2)%	247	(3,6)%	496	(7,1)%	1 005	(14,4)%	537	(7,7)%	6 956

Cargo	494	(50,4)%	21	(2,1)%	72	(7,3)%	113	(11,5)%	282	(28,7)%	982
Other cargo revenues	49	(54,4)%	5	(5,6)%	5	(5,6)%	18	(20,0)%	13	(14,4)%	90

Total Cargo	543	(50,7)%	26	(2,4)%	77	(7,2)%	131	(12,2)%	295	(27,5)%	1 072

Maintenance	359	(99,2)%	—	—	—	—	—	—	3	(0,8)%	362
Others	399	(98,1)%	7	(1,7)%	1	(0,2)%	—	—	—	—	407

Total	5 972	(67,9)%	280	(3,2)%	574	(6,5)%	1 136	(12,9)%	835	(9,5)%	8 797

Half year ended September 30, 2003

Scheduled passenger	3 278	(68,6)%	209	(4,4)%	310	(6,5)%	660	(13,8)%	322	(6,7)%	4 779
Other passenger revenues	310	(80,1)%	14	(3,6)%	18	(4,7)%	28	(7,2)%	17	(4,4)%	387

Total Passenger	3 588	(69,5)%	223	(4,3)%	328	(6,3)%	688	(13,3)%	339	(6,6)%	5 166

Cargo	328	(53,3)%	20	(3,3)%	46	(7,5)%	67	(10,9)%	154	(25,0)%	615
Other cargo revenues	43	(55,8)%	5	(6,5)%	4	(5,2)%	16	(20,8)%	9	(11,7)%	77

Total Cargo	371	(53,6)%	25	(3,6)%	50	(7,2)%	83	(12,0)%	163	(23,6)%	692

Maintenance	260	(98,9)%	—	—	—	—	—	—	3	(1,1)%	263
Others	64	(88,9)%	7	(9,7)%	1	(1,4)%	—	—	—	—	72

Total	4 283	(69,2)%	255	(4,1)%	379	(6,1)%	771	(12,4)%	505	(8,2)%	6 193

Changes in sales revenues varied by geographic region; thus, the change on a pro forma basis included a 1.1 point increase from Asia and 0.4 point from the Americas, while the Africa-Middle East region remained stable, and Europe and the West Indies-Caribbean-Indian Ocean markets fell by 1 and 0.5 point respectively.

AIR FRANCE – K.L.M Group

3.3 - Analysis of operating revenues by geographical area of destination

	In € millions
	Europe North Africa		Caribbean French Guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Half year ended September 30, 2004

Scheduled passenger	3 058	(42,9)%	538	(7,6)%	934	(13,1)%	1 570	(22,1)%	1 018	(14,3)%	7 118
Cargo	96	(9,0)%	87	(8,2)%	133	(12,5)%	297	(28,0)%	449	(42,3)%	1 062

Total	3 154	(38,7)%	625	(7,6)%	1 067	(13,0)%	1 867	(22,8)%	1 467	(17,9)%	8 180

Half year ended September 30, (pro forma)

Scheduled passenger	2 893	(44,4)%	626	(9,6)%	834	(12,8)%	1 418	(21,7)%	752	(11,5)%	6 523
Other passenger revenues	99	(10,1)%	82	(8,4)%	120	(12,2)%	277	(28,2)%	404	(41,1)%	982

Total	2 992	(39,9)%	708	(9,4)%	954	(12,7)%	1 695	(22,6)%	1 156	(15,4)%	7 505

Half year ended September 30, 2003

Scheduled passenger	2 273	(47,5)%	536	(11,2)%	524	(11,0)%	994	(20,8)%	452	(9,5)%	4 779
Other passenger revenues	88	(14,4)%	75	(12,2)%	74	(12,0)%	170	(27,6)%	208	(33,8)%	615

Total	2 361	(43,8)%	611	(11,3)%	598	(11,1)%	1 164	(21,6)%	660	(12,2)%	5 394

Changes in revenues by network also showed variations. Asia’s share of revenues rose 2.5 points and Africa-Middle East gained 0.3 point, while the share of the markets in the West Indies-Caribbean-Indian Ocean, Europe and the Americas fell by 1.8, 1.2, and 0.2 point respectively.

4. EXTERNAL EXPENSES

	In € millions
Half year ended September 30,	2004	2003 Pro forma	2003	Variation
Aircraft fuel	1 248	985	657	26,7%
Chartering costs	268	237	193	13,1%
Aircraft operating lease costs	316	312	239	1,3%
Landing fees and en route charges	736	680	454	8,2%
Catering	210	191	154	9,9%
Handling charges and other operating costs	538	533	379	0,9%
Aircraft maintenance costs	321	300	186	7,0%
Commercial and distribution costs	730	725	533	0,7%
Other external expenses	941	889	578	5,8%

Total	5 308	4 852	3 373	9,4%

Excluding aircraft fuel	4 060	3 867	2 716	5,0%

External charges were up 9.4% at September 30, 2004, increasing from 4.85 billion euros to 5.30 billion euros. This change, close to the growth in the group’s available seats (+ 9.6%% in EASK), is due primarily to fuel costs which rose significantly because of the surge in oil prices. Excluding fuel, the growth in external charges was limited to 5.0%.

Aircraft charters rose 13.1% to 268 million euros at September 30, 2004, up from 237 million euros in the previous half, due to greater use of code shares with some of our partners (such as Korean Air, Japan Airlines, and Vietnam Airlines) and as a result of the implementation of Air France’s new “Dedicate” product..

AIR FRANCE – K.L.M Group

5. SALARIES AND NUMBER OF EMPLOYEES

5.1 - Salaries and related costs

	In € millions
Half year ended September 30,	2004	2003 Pro forma	2003	Variation
By cost category
Wages and salaries	2 185	2 135	1 511	2,3%
Pension contributions	198	194	118	2,1%
Social security contributions	537	506	431	6,1%
Amount capitalized	(46)	(59)	(35)	-22,0%

Total	2 874	2 776	2 025	3,5%

By geographical area
France	1 992	1 900	1 899	4,8%
Overseas territories	5	5	5	0,0%
Abroad	877	871	121	0,7%

Total	2 874	2 776	2 025	3,5%

Personnel costs totaled 2.87 billion euros versus 2.78 billion euros at September 30, 2003, an increase of 3.5% in personnel on a constant consolidation basis, and down 1.1% to 102 607 employees. This increase is primarily the result of a reduction in the allowances for social costs that had been granted, in France, for the change to the 35-hour working week.

5.2 - Average number of employees

Half year ended September 30,	2004	2003 Pro forma	2003	Variation
Total	102 607	103 796	71 855	-1,1%

Fligth deck crew	7 792	7 804	5 012	-0,2%
Cabin crew	19 941	20 102	13 242	-0,8%

Groundstaff	74 874	75 890	53 601	-1,3%

Management	12 975	12 737	9 138	1,9%
Supervisors	29 245	29 135	20 699	0,4%
Other staff	32 654	34 018	23 764	-4,0%

Pilots and cabin crew	26 078	26 153	17 295	-0,3%
Instructors	993	1 065	646	-6,8%
Management	662	688	313	-3,8%

The above number of employees is calculated on a weighted average basis based on actual paid presence.

AIR FRANCE – K.L.M Group

6. DEPRECIATION AND AMORTIZATION

	In € millions
Half year ended September 30,	2004	2003 Pro forma	2003	Variation
Net charge to depreciation/amortization	794	802	604	-1,0%

- Intangible fixed assets	24	24	18	0,0%
- Flight equipment	656	669	514	-1,9%
- Other property, plant and equipment	114	109	72	4,6%

Net charge to operating provisions	24	25	14	—

- Fixed assets	—	(4)	(6)	—
- Inventories	1	2	2	—
- Trade receivable	1	5	5	—
- Liabilities and charges	22	22	13	—

Total	818	827	618	-1,1%

7. NET FINANCIAL CHARGES

	In € millions
Half year ended September 30,	2004	2003(1)	Variation
Financial expenses	(145)	(71)	104,2%

- Loan interest	(62)	(48)	29,2%
- Lease interest	(73)	(28)	160,7%
- Capitalized interest	13	10	30,0%
- Other financial expenses	(23)	(5)	360,0%

Financial income	66	20	230,0%

- Interest on securities	3	1	200,0%
- Net gains on securities	16	12	33,3%
- Other financial income	47	7	571,4%

Net charges	(79)	(51)	54,9%

Foreign exchange losses, net	(14)	25	—
Net (charge) release to provisions	(23)	20	—

Total	(116)	(6)	—

(1)	with a constant group structure

The interest rate used in the calculation of capitalized interest for the half year ended September 30, 2004 was 3.67% .

Foreign exchange gains for the period include an unrealized net gain of EUR 12 million (against a net gain of EUR 23 million for the period ended September 30, 2003).

The item “Other financial income” includes a financial gain of 27.6 million euros arising from the financing contract for one of the Air France aircraft. The realization of this gain and the determination of its amount were subject to the outcome of a financial agreement between Air France and the financial organization at a date close to the debt’s maturity. This final agreement was reached on July 21, 2004.

“Other financial income” includes also dividends received from non consolidated companies in the amount of EUR 5 million for the half year ended September 30, 2004 (compared with EUR 3 million for the half year ended September 30, 2003).

AIR FRANCE – K.L.M Group

8. INCOME TAX

	In € millions
Half year ended September 30,	2004	2003 (1)
Current tax charge	(3)	(3)
Deferred tax credit (charge)	(118)	(29)

Total tax credit (charge)	(121)	(32)

(1)	with a constant group structure

The current tax charge relates to amounts paid or payable in the short term to the tax authorities in respect of the current year, in accordance with the regulations prevailing in various countries and any applicable treaties.

AIR FRANCE – K.L.M Group

9. EARNINGS PER SHARE

In number of shares
Half year ended September 30,	2004	2003
Weighted average of :
- ordinary shares issued	260 438 781	219 780 887
- treasury stock held regarding stock option plan	(3 685 758)	(1 249 464)
- treasury stock held to regulate stock market price	(1 863 037)	(1 621 935)

Number of shares used in the calculation of basic earnings per share	254 889 986	216 909 488

Number of shares used in the calculation of diluted earnings per share	254 889 986	216 909 488

As the exercise price for the equity warrants for new or existing shares was at 20 euros, they were not used in calculating diluted earnings per share.

Income used to calculate earnings per share breaks down as follows:

	In € millions
Half year ended September 30,	2004	2003
Income used to calculate basic earnings per share	296	52

Income used to calculate diluted earnings per share	296	52

	In €
Basic earnings (loss) per share	1,16	0,24

Diluted earnings (loss) per share	1,16	0,24

10. PROPERTY AND EQUIPMENT

	In € millions
	As of September 30, 2004			As of March 31, 2004
	Gross value	Accumulated depreciation	Net book Value	Gross value	Accumulated depreciation	Net book value
Owned aircraft	9 841	4 482	5 359	7 688	3 463	4 225
Leased aircraft	5 513	2 201	3 312	2 060	689	1 371
Other	2 797	789	2 008	1 791	436	1 355

Flight equipment	18 151	7 472	10 679	11 539	4 588	6 951

Land & buildings	2 226	1 093	1 133	1 165	640	525
Equipment & fittings	1 170	873	297	594	436	158
Other	995	580	415	757	485	272

Other property & equipment	4 391	2 546	1 845	2 516	1 561	955

Total	22 542	10 018	12 524	14 055	6 149	7 906

The net book value of aircraft acquired subject to a reservation of ownership clause totaled EUR 379 million as of September 30, 2004 (EUR 358 million as of March 31, 2004).

The net book value of other property and equipment financed under capital lease amounts to EUR 165 million as of September 30, 2004 (EUR 172 as of March 31, 2004).

AIR FRANCE – K.L.M Group

11. STOCKHOLDERS’ EQUITY

The public exchange offer for KLM shares to Air France-KLM shares took place in May 2004. A total of 49,602,631 new shares representing a capital increase of 422 million euros, with paid-in capital of 346 million euros against which was charged the costs incurred in the public exchange offer of (11) million euros. At September 30, 2004, the share capital of Air France-KLM was divided into 269,383,518 shares. Each share is entitled to one vote.

With earnings of 296 million euros, distributed dividends of (17) million euros and accounting for the acquisition cost for the period through treasury shares (33) million euros, the group share of shareholders’ equity amounts to 5,068 million euros.

11.1 - Breakdown of stock and voting rights

	As of September 30, 2004		As of March 31, 2004
	% stock	% of voting rights	% stock	% of voting rights
French State	44,1	45,3	54,0	54,6
Employees and former employees (1)	9,4	9,7	12,8	12,9
Treasury stock (2)	2,8	—	1,1	—
Other	43,7	45,0	32,1	32,5

Total	100	100	100	100

(1)	Personnel and former employees identified in funds or by a Sicovam code.
(2)	The general shareholders meeting from September 28, 1999 has adopted a plan for purchasing its own shares in order to provide certain categories of its personnel with incentive plans. The number of shares maximum authorised to be purchased was 3,525,000. Within this authorisation the company purchased 1,249,464 of its own shares during the period ending March 31, 2000.

11.2 - Retained earnings

	In € millions
As of	09.30.2004	03.31.2004
Distributable reserves	—	366
Treasury stock	(51)	(18)
Other reserves	1 020	1 501
Net income	296	93

Total	1 265	1 942

At September 30, 2004, the item “Retained earnings for distribution” corresponds to that of Air France-KLM (March 31, 2004: Air France), the holding company for the Air France and KLM shares.

Other reserves include the aggregate results of consolidated subsidiaries.

11.3 - Treasury stock

At September 30, 2004, the Air France-K.L.M Group held 3,078,165 shares of its own stock under stock option plans. Those shares are recorded in the item “Other marketable securities”. In addition, the Air France-K.L.M group holds 4,460,893 of its own shares (1.66% of the capital) without specific allocation as of this date. These shares are deducted from reserves.

11.4 - Other securities giving access to common stock

Following the Exchange Offer, 45,093,299 Equity Warrants for new or existing shares [Bons d’Acquisition et/ou de Souscription d’Actions (BASA)] were issued. 3 BASA will give the right to purchase and/or subscribe to 2 new or existing shares of Air France-K.L.M. stock, with a par value of 8.50 euros, at an exercise price of 20 euros per Air France-K.L.M share. BASA holders will have the option, at any time during a 24-month period beginning November 2005, to obtain new or existing shares, at the company’s discretion, in exchange for the BASA. The maximum potential increase in the equity capital of Air France-K.L.M is 601 million euros.

AIR FRANCE – K.L.M Group

12. PROVISIONS FOR LIABILITIES AND CHARGES

	In € millions
As of	09.30.2004	03.31.2004
Provisions for pensions and termination payments on retirement (1)	806	636
Provisions for restitution for aircraft under operating leases	323	275
Restructuring provisions	49	13
Provisions for third party litigations	22	23
Other provisions for liabilities and charges	100	92
Negative goodwill (2)	925	—

Total	2 225	1 039

Of which short-term	333	261

(1)	French Law 2003-775 of August 21, 2003 amended the pension rules in France that stipulated, in particular, the impossibility of retirement before age 65 or retirement subject to a minimum number of vested quarters between the ages of 60 and 65. As a result of the privatization of Air France on May 5, 2004, the current statutory regulations will have to be adapted to harmonize with the ordinary law regulations.

All employees are eligible for a statutory retirement indemnity calculated on the basis of seniority, which may be allocated on or after the age of 60. Cabin crew are also eligible for a special retirement indemnity available under certain conditions on or after the age of 50.

Air France has a period of two years in which to sign a sector agreement as required by the implementation of the pensions reform law.

In the event that this agreement is not signed, the service termination indemnity, if it is maintained as is (retirement at age 60), may be awarded only in cases of voluntary retirement and would, as a result, be subject to social security taxes. If there is a change in the rules, the impact of this provision would generate an additional cost, spread over time, to the annual charge.

Moreover, as regards flight deck and cabin crew, under the regulations pilots must retire at age 60 and cabin crew at age 55. French law 2004-734 July 26, 2004 of the civil aviation code, does not change the age for retirement, but may change the type of lay-off classified in the past as a “case of force majeure”, if reclassification of ground staff fails. This type of lay-off which derives from a government action is not normally subject to the Delalande tax. If this is not the case, the impact of this additional cost would be booked as an actuarial variance and spread over the average residual period of the employee’s term of employment.

To date, Air France does not have sufficiently detailed work data and assumptions to allow it to calculate the impact that these new provisions may have on commitments to employees.

In addition, Air France remains confident regarding the result of negotiations designed to reach a sector agreement.

(2) Details of this item are given in paragraph 2.3 – Valuation.

AIR FRANCE – K.L.M Group

13. SHORT AND LONG-TERM DEBT AND CAPITAL LEASES

	In € millions
As of	09.30.2004	03.31.2004
Perpetual subordinated loan stock	580	116
Bonds	—	18
Capital-lease obligations	4 036	1 453
Other long-term loans	3 115	2 461
Accrued interest not yet due	102	43
Bond redemption premiums	—	—

Long-term debt and capital leases (1)	7 833	4 091

Borrowings with short-term original maturities
Commercial paper	20	—
Short-term bank finance facilities and similar facilities	227	289

Short-term debts	247	289

Total short and long-term debt and capital leases	8 080	4 380

(1) Less than one year	798	429

The change in financial liabilities is primarily due to the change in the scope of consolidation.

As of September 30, 2004, the group had unused borrowing capacity of EUR 1 billion under syndicated multi-currency revolving credit lines facilities which expire in August 2006. Furthermore, the Group benefits from medium-term credit facilities totaling EUR 50 million, EUR 22 million of which has been drawn as of September 30, 2004. Repayment deadlines vary between October 2004 and October 2006.

13.1 - Analysis by currency

	In € millions
As of	09.30.2004	03.31.2004
Euro	6 678	3 720
USD	760	366
CHF	278	—
JPY	28	—
GBP	85	—
Other currencies	4	5

Total	7 833	4 091

AIR FRANCE – K.L.M Group

14. LEASES

14.1 - Capital leases

	In € millions
As of	09.30.2004	03.31.2004
Aircraft	4 199	1 439
Buildings	223	230
Equipment	2	3

Total	4 424	1 672

*	amounts not discounted

14.2 - Operating leases

	In € millions
As of	09.30.2004	03.31.2004
Aircraft	3 179	2 287

*	amounts not discounted

15. FLIGHT EQUIPMENT ORDERS

Due dates for commitments in respect of flight equipment orders are as follows :

	In € millions
As of	09.30.2004	03.31.2004
Y + 1	727	779
Y + 2	763	839
Y + 3	757	332
Y + 4	253	375
Y + 5	354	590
> 5 years	250	261

Total	3 104	3 176

These commitments relate to amounts in USD which are converted into euros at September 30 and March 31, 2004 exchange rates.

Air France sub-group

Air France’s order books with Airbus and Boeing did not change substantially over the first half of 2004-05, and there were no new orders or options exercised. The total number of aircraft on order, which was 40 units at the end of March 2004, was 32 at the end of September 2004. This decline is the result of both ongoing deliveries as expected for existing orders and postponed deliveries decided in the fall of 2003 (note: this operation involving 2 A330-200 and 4 medium-haul planes was intended to adjust capacity to the downturn in traffic caused by the war in Iraq and the SARS epidemic).

Medium-haul:

One A318 entered in service in April 2004, bringing the A318 fleet operated to 6 planes in the summer of 2004. The other changes involved the four aircraft included in the postponed operation: 1 A321, 1 A319 and 2 A320, which all entered service over the period from April 2004 to July 2004.

Long-haul:

The first deliveries of 777-300ER occurred over the period. At the end of September 2004, Air France operated a fleet of 4 of these aircraft, including 2 purchased and 2 used under operating leases. This new long-haul model is an extended version of the 777-200ER of which Air France already operates a fleet of 25 aircraft.

AIR FRANCE – K.L.M Group

The consolidated financial statements at September 30, 2004 include an Airbus A330-200. This aircraft is held by the Nogues, a company created specifically in connection with the postponed deliveries described above, and which is consolidated in the financial statements at September 30, 2004.

Regional companies fleet:

Firm orders of the Air France group include 2 CRJ 700 and 8 Embraer 145.

KLM sub-group

The order books of the KLM group include commitments to Boeing and Airbus.

Medium-haul:

At the end of September 2004, the KLM group had one firm orders for B737 and 13 options on this same type of aircraft.

Long-haul:

The order book of the KLM group includes 1 B777-200ER, which will be delivered in December 2004, and six A330-200, the first of which is to be delivered in August 2005.

Regional companies fleet:

The KLM group has also agreed to acquire one Fokker 70.

AIR FRANCE – K.L.M Group

Group’s commitments concern the following aircraft :

Aircraft type	As of	To be delivered in	Y + 1	Y + 2	Y + 3	Y + 4	Y + 5	> 5 years
A318	09.30.2004	Firm orders	3	4	2	—	—	—
		options	—	—	5	2	—	—

	03.31.2004	Firm orders	4	3	3	—	—	—
		options	—	—	5	2	—	3

A319	09.30.2004	Firm orders	1	1	—	—	—	—
		options	—	—	—	—	—	—

	03.31.2004	Firm orders	1	2	—	—	—	—
		options	—	—	—	—	—	—

A320	09.30.2004	Firm orders	—	—	—	—	—	—
		options	—	—	2	1	—	—

	03.31.2004	Firm orders	2	—	—	—	—	—
		options	—	—	—	—	—	—

A321	09.30.2004	Firm orders	—	—	—	—	—	—
		options	—	—	—	—	—	—

	03.31.2004	Firm orders	1	—	—	—	—	—
		options	—	—	—	—	—	—

A330	09.30.2004	Firm orders	2	4	2	—	—	—
		options	—	—	2	1	—	—

	03.31.2004	Firm orders	—	3	—	—	—	—
		options	—	1	2	2	—	1

A380	09.30.2004	Firm orders	—	—	3	2	3	2
		options	—	—	—	—	1	3

	03.31.2004	Firm orders	—	—	—	3	5	2
		options	—	—	—	—	2	2

B737	09.30.2004	Firm orders	1	—	—	—	—	—
		options	—	2	7	2	2	—

	03.31.2004	Firm orders	—	—	—	—	—	—
		options	—	—	—	—	—	—

B747	09.30.2004	Firm orders	1	—	—	—	—	—
		options	—	—	—	—	—	—

	03.31.2004	Firm orders	—	1	—	—	—	—
		options	—	—	—	—	—	—

B777	09.30.2004	Firm orders	3	3	3	—	—	—
		options	—	—	3	3	4	—

	03.31.2004	Firm orders	3	5	2	—	—	—
		options	—	—	2	4	3	1

Embraer 145	09.30.2004	Firm orders	1	5	2	—	—	—
		options	—	—	—	—	—	—

	03.31.2004	Firm orders	1	5	2	—	—	—
		options	—	—	—	—	—	—

CRJ 700	09.30.2004	Firm orders	2	—	—	2	—	1
		options	—	—	—	—	—	—

	03.31.2004	Firm orders	1	1	—	—	—	—
		options	—	—	—	—	—	—

Fokker 70	09.30.2004	Firm orders	1	—	—	—	—	—
		options	—	—	—	—	—	—

	03.31.2004	Firm orders	—	—	—	—	—	—
		options	—	—	—	—	—	—

AIR FRANCE – K.L.M Group

16 LITIGATION AND COURT ACTION

To the company’s knowledge, there is no other litigation, arbitration or unusual event that could have or has had in the recent past a material impact on the financial position, earnings, business or holdings of the group.

HALL litigation

In June 2000, several travel agents in the state of North Carolina in the United States, as well as the professional association to which they belonged (Association of Retail Travel Agents), filed suit in a North Carolina Federal Court against several major American airlines for collusion, following a reduction in 1999 of commissions paid to the agents by these companies for the issue of tickets. In 2002, these same travel agents gradually drew three major European airlines, including Air France and KLM, into the proceedings. The suit initiated by the travel agents was recognized as a class action suit by the court hearing the case. The amount of damages claimed jointly and severally against the airlines, for the alleged losses, totals USD 17,500,000,000. The amount could be tripled should the US legislation governing collusion be applied. Air France and KLM believe the collusion charge is without merit and will seek its dismissal before the ruling court. In its decision of October 30, 2003, the Court dismissed the travel agents’ claims and cleared all the US and European airlines involved in the suit. The plaintiffs have appealed this decision before the Court of Richmond (Virginia), which is expected to issue its ruling early in 2005.

No provision has been recorded in this regard.

TAM Travel litigation

A certain number of travel agents, who were initially plaintiffs in the Hall case, decided to sue individually in another Federal Court. This litigation is identical to the Hall case. Pursuant to US Federal law, the case has been assigned to an Ohio Court which, in a pre-trial ruling handed down on May 3, 2004, dismissed the motion of the airlines to stay this case until the appeal in the Hall case is decided. As a consequence, this proceeding is continuing in the Ohio Court.

No provision has been recorded in this regard.

Litigation between Servair and its employees

In 2000 and early 2001, a large number of Servair employees filed a suit before the Labor Court for payment of back wages. The plaintiffs stated that the time spent when dining in the company restaurant constituted a period during which the employee is under the authority of the employer and should, therefore, be paid as for normal working hours. In contrast, Servair considered that meal times were an interruption in working time not entitled to compensation.

In a definitive ruling on November 8, 2001, the Court of Appeals sided with the position argued by Servair. Other suits representing a total of 377 individual claims are still pending in the Labor Court. In a ruling issued on October 29, the Court dismissed the claims in a suit filed by about thirty employees. The Company has not recorded any provisions with respect to these disputes.

Security lawsuit in the United States

Certain beneficiaries of victims of the terrorist attacks on September 11, 2001, filed a lawsuit in New York at the end of 2003 against all air carriers operating flights from the Newark, Washington and Boston airports, from which the planes used for the attacks took off, alleging that these airlines, like the airport authorities, had been negligent in their choice of the companies and persons responsible for airport security. In 2004, the actions filed against Air France resulted in decisions from the Court removing Air France from the lawsuit, thus ending the Company’s involvement in this case.

AIR FRANCE – K.L.M Group

17. CASH AND CASH EQUIVALENTS

	In € millions
AS OF	09.30.2004	03.31.2004
Cash at bank	328	330
Cash equivalents	2 054	1 364
Short-term bank finance and similar facilities	(227)	(289)

Cash and cash equivalents	2 155	1 405

Marketable securities with a term of more than three months upon acquisition or with a significant risk of fluctuations in value are excluded from cash equivalents.

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

AIR FRANCE – K.L.M Group

FINANCIAL STATEMENTS	1

CONSOLIDATED INCOME STATEMENTS	2

CONSOLIDATED BALANCE SHEETS	3

STATEMENTS OF MOVEMENTS IN STOCKHOLDERS’ EQUITY	5

CONSOLIDATED STATEMENT OF CASH FLOWS	6

NOTES TO THE FINANCIAL STATEMENTS	7

1. ACCOUNTING POLICIES	8

2. CHANGES IN THE SCOPE OF CONSOLIDATION	8

3. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AERA	9

4. EXTERNAL EXPENSES	11

5. SALARIES AND NUMBER OF EMPLOYEES	12

6. DEPRECIATION AND AMORTIZATION	13

7. NET FINANCIAL CHARGES	13

8. INCOME TAX	14

9. EARNINGS PER SHARE	15

10. PROPERTY AND EQUIPMENT	15

11. STOCKHOLDERS’ EQUITY	16

12. PROVISIONS FOR LIABILITIES AND CHARGES	17

13. SHORT AND LONG-TERM DEBT AND CAPITAL LEASES	18

14. LEASES	19

15. FLIGHT EQUIPMENT ORDERS	19

16 LITIGATION AND COURT ACTION	22

17. CASH AND CASH EQUIVALENTS	23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France

Date: November 26, 2004	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations